EXHIBIT 99.1

Brookfield Infrastructure Announces Automatic Purchase Plan and Update to Normal Course Issuer Bid

BROOKFIELD, NEWS, Dec. 31, 2018 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (“Brookfield Infrastructure”) (NYSE: BIP; TSX: BIP.UN) today announced that, in connection with its previously announced normal course issuer bid (“NCIB”), it has entered into an automatic purchase plan with its designated broker. The automatic purchase plan, which has been pre-cleared by the Toronto Stock Exchange (“TSX”), will allow for the purchase of Brookfield Infrastructure’s outstanding limited partnership units (the “LP Units”) and class A preferred limited partnership units (the “Preferred Units” and together with the LP Units, the “Units”), subject to certain trading parameters, at times when Brookfield Infrastructure ordinarily would not be active in the market due to its own internal trading black-out periods, insider trading rules or otherwise. Outside of these periods, Units will be repurchased in accordance with management’s discretion and in compliance with applicable law. The automatic plan commences on December 31, 2018 and terminates on November 11, 2019. The actual number of Units purchased under the automatic plan, the timing of such purchases and the price at which Units are purchased will depend upon future market conditions.

Brookfield Infrastructure also announced that the TSX accepted a notice filed by Brookfield Infrastructure of its intention to amend its existing NCIB to permit the purchase of Units through the facilities of designated exchanges and alternative trading systems in addition to the facilities of the TSX and, in the case of the LP Units, the New York Stock Exchange.

Brookfield Infrastructure believes that in the event that the Units trade in a price range that does not fully reflect their value, the acquisition of Units may represent an attractive use of available funds. Under the NCIB, which commenced on November 12, 2018, Brookfield Infrastructure may repurchase up to 5% of its issued and outstanding LP Units, or 13,843,928 LP Units calculated as at October 31, 2018. There are currently six series of Preferred Units outstanding. Under the NCIB, Brookfield Infrastructure is authorized to repurchase a total of up to 10% of the total public float of each series of the Preferred Units as follows:

Series	Ticker	Issued and outstanding units[1]	Public float[1]	Maximum number of units subject to purchase
Series 1	BIP.PR.A	5,000,000	5,000,000	500,000
Series 3	BIP.PR.B	5,000,000	5,000,000	500,000
Series 5	BIP.PR.C	10,000,000	10,000,000	1,000,000
Series 7	BIP.PR.D	12,000,000	12,000,000	1,200,000
Series 9	BIP.PR.E	8,000,000	8,000,000	800,000
Series 11	BIP.PR.F	10,000,000	10,000,000	1,000,000
1. Calculated as at October 31, 2018.

Repurchases will terminate on November 11, 2019, or earlier should Brookfield Infrastructure complete its repurchases prior to such date.  All Units acquired under the NCIB will be cancelled.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over $330 billion of assets under management. For more information, go to www.brookfield.com.

For more information, please contact:

Media: Claire Holland Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Melissa Low Vice President, Investor Relations Tel: (416) 956-5239 Email: melissa.low@brookfield.com

Note: This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words “believes,” “may” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements in this news release include statements regarding potential future purchases by Brookfield Infrastructure of its Units pursuant to its normal course issuer bid. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include: general economic conditions; interest rate changes; availability of equity and debt financing; the performance of the Units or the stock exchanges generally; and other risks and factors described in the documents filed by Brookfield Infrastructure with securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.